UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 May 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 May 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 May 2012)
Announcement Company releases interim management statement for the nine months ended 31 March 2012. (03 May 2012)	Announcement Company announces intention to purchase shares to be held in nominee accounts to satisfy grants made under employee share plans. (24 May 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 May 2012)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (24 May 2012)
Announcement Company announces three-tranche $2.5bn bond transaction. (09 May 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 May 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 May 2012)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (25 May 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 May 2012)

Announcement Company announces acquisition of Ypioca, the leading premium cachaca brand in Brazil. (28 May 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 May 2012)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (28 May 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 May 2012)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (29 May 2012)
Announcement Ms Holden and Mr Wright, a PDMR, inform the Company of their beneficial interests. (17 May 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 May 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 May 2012)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (30 May 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 May 2012)	Announcement Company announces total voting rights. (31 May 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 18 June 2012	By:	/s/ C Kynaston
	Name:	C Kynaston
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:18 02-May-2012
Number	21216-7372

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 57,408 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,625,820 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,487,305.

John Nicholls

Deputy Company Secretary

2 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	IMS for the nine months ended 31 March 2012
Released	07:00 03-May-2012
Number	6468C07

RNS Number : 6468C

Diageo PLC

03 May 2012

3 May 2012

Interim management statement for the nine months ended 31 March 2012

Strong sales growth continues: 6% organic net sales growth in Q3

In the quarter ended 31 March 2012, Diageo delivered 6% organic net sales growth with 3% organic volume growth and 3ppts price/mix against last year. In the nine months ended 31 March 2012 organic net sales growth was 7% with volume up 3%, which is in line with the performance in the first half of the 2012 fiscal year.

Organic net sales growth, by region, for the nine month period was:

• North America 5%

• Europe (1)%

• Africa 12%

• Latin America and Caribbean 18%

• Asia Pacific 10%

Reported net sales grew 11% in the quarter ended 31 March 2012 and 9% in the nine months ended 31 March 2012, both against the comparable prior period. Reported net sales grew faster than organic sales mainly due to the acquisitions of Mey Icki, Serengeti Breweries and Meta Abo Breweries.

Net assets were £6,001 million at 31 March 2012, compared with £6,098 million at 31 December 2011. Net borrowings were £8,387 million at 31 March 2012 having been £8,295 million at 31 December 2011.

Foreign exchange movements, primarily the weakness of the US $, are currently expected to have an adverse impact on operating profit for the year ending 30 June 2012 of approximately £25 million.

Paul Walsh, Chief Executive of Diageo commented:

'Trading in the third quarter remained strong with the year to date performance in line with the first half and our expectations.

'The performance of our premium and super premium brands continues to drive growth in North America. Volume in the quarter grew as we lapped a weak volume performance in the prior year when Diageo reduced discounts in US spirits. In Europe, Q3 performance was in line with Q2. Despite strong performance in markets such as Germany, we remain cautious for the outlook in Western Europe. In Africa, a strong performance in East Africa more than offset a low single digit decline in Nigeria. In Latin America, while consumer trends continue to be robust, Q3 was adversely impacted by changes in shipment patterns year on year, which are expected to reverse in the fourth quarter. In Asia Pacific, our premiumisation strategy in Scotch in the emerging Asian markets continues to deliver double digit growth and therefore, while in Australia and North Asia consumer trends are weaker, the year to date performance is in line with the first half.

'Our year to date performance continues to demonstrate that Diageo is well positioned with our balance of businesses across categories and with a large and increasing presence in the faster growing emerging markets. We remain confident that the investments we have made and the changes we have implemented to our operating model will continue to drive improving performance.'

Reporting Dates

The Preliminary Results for the year ending 30 June 2012 will be announced on 23 August 2012. Diageo will issue the first interim management statement for the year ending 30 June 2013 on 17 October 2012. The Interim Results for that year will be announced on 31 January 2013 and the Preliminary Results for the year ending 30 June 2013 will be announced on 31 July 2013. Diageo will issue the interim management statement for the nine months ending 31 March 2013 on 25 April 2013.

ENDS

Contacts

Investor enquiries to:	Agnes Bota	+36 1 580 1022

	Sarah Paul	+44 (0) 20 8978 4326

	Angela Ryker Gallagher	+44 (0) 20 8978 4911

investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528

	Kirsty King	+44 (0) 20 8978 6855

media.comms@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:43 04-May-2012
Number	21541-6798

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 91,376 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,534,444 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,578,681.

John Nicholls

Deputy Company Secretary

4 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Three-tranche $2.5bn bond transaction
Released	09:00 09-May-2012
Number	9591C09

RNS Number : 9591C

Diageo PLC

09 May 2012

Diageo launches and prices three-tranche $2.5bn fixed rate Dollar denominated bonds

9 May 2012

Diageo plc

Diageo, the world's leading premium drinks business, yesterday launched and priced a $2.5 billion bond transaction consisting of $1bn 1.5% May 2017, $1bn 2.875% May 2022 and $500mn 4.25% May 2042 fixed rate notes under its US Debt Issuance Programme. The issuer of the 2017 bonds is Diageo Capital plc and the issuer of the 2022 and 2042 bonds is Diageo Investment Corporation, with payment of principal and interest fully guaranteed by Diageo plc.

Citigroup, Credit Suisse, Deutsche Bank Securities, HSBC, Morgan Stanley, Nomura and RBS were book-running managers.  Proceeds from this issuance will be used primarily for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed with the United States Securities and Exchange Commission (SEC) by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.

Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  You may request a copy of these documents by contacting Diageo plc on 011-44-(0)20-8978-6000.

-ends-

Contacts

Investor enquiries to:	Agnes Bota	+36 1 580 1022

	Sarah Paul	+44 (0) 20 8978 4326

investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528

	Kirsty King	+44 (0) 20 8978 6855

media.comms@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:27 09-May-2012
Number	21527-4ADA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 41,010 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,493,434 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,619,691.

Paul Tunnacliffe

Company Secretary

9 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:55 10-May-2012
Number	21554-DA0B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 May 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 May 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	12

PS Walsh	12

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 May 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	12

D Gosnell	12

J Grover	12

A Morgan	12

G Williams	12

I Wright	12

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £15.47.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 May 2012 from Dr FB Humer, a director of the Company, that he had purchased 535 Ordinary Shares on 10 May 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £15.47.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	40,019

D Mahlan	94,867 (of which 94,534 are held as ADS)

PS Walsh	651,567

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,811

D Gosnell	81,478

J Grover	154,927

A Morgan	150,815

G Williams	173,925 (of which 6,424 are held as ADS)

I Wright	37,377

P Tunnacliffe

Company Secretary

10 May 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:20 11-May-2012
Number	21404-C2F8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,258 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,491,176 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,621,949.

Paul Tunnacliffe

Company Secretary

11 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:28 16-May-2012
Number	21227-C302

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,788 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,488,388 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,626,947.

John Nicholls

Deputy Company Secretary

16 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:36 17-May-2012
Number	21536-2405

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the

Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that :

1. Ms Betsy Holden, a director, purchased 1,025 American Depositary Shares ("ADS")* on 16 May 2012, at a price per ADS of $97.97. The ADSs are held in a trust in her own name.

As a result of the above, Ms Holden's interests in the Company's ADSs is 4,350.

2. Mr Ian Wright, a person discharging managerial responsibilities, sold 1,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") at a price per Ordinary Share of £15.48.

As a result of the above transaction, Mr Wright's interests in the Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 36,377.

J Nicholls

Deputy Company Secretary

17 May 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:56 18-May-2012
Number	21355-ED1E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 12,937 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,475,451 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,639,884.

John Nicholls

Deputy Company Secretary

18 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:57 21-May-2012
Number	21456-5A43

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 609 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,474,842 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,640,493.

John Nicholls

Deputy Company Secretary

21 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:24 23-May-2012
Number	21223-4CA6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 207 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,474,635 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,640,700.

John Nicholls

Deputy Company Secretary

23 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:01 24-May-2012
Number	21100-C9AE

TO:	Regulatory Information Service

PR Newswire

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that it intends shortly to purchase ordinary shares to be held in employee share nominee accounts for the purpose of satisfying share awards made under the Company's employee share plans.

J Nicholls

Deputy Company Secretary

24 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:27 24-May-2012
Number	0804E17

RNS Number : 0804E

Diageo PLC

24 May 2012

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 175,689 ordinary shares at a price of 1488.3791 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 7,575,830 from 1st July 2011 to today's date.

Following the above purchase, the Company holds 247,650,324 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,640,700.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:40 25-May-2012
Number	21440-E822

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,536 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1059.31 pence per share.

Following this release, the Company holds 247,640,788 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,474,547.

John Nicholls

Deputy Company Secretary

25 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 25-May-2012
Number	1769E16

RNS Number : 1769E

Diageo PLC

25 May 2012

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 57,206 ordinary shares at a price of 1503.2589 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 7,633,036 from 1st July 2011 to today's date.

Following the above purchase, the Company holds 247,697,994 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,417,341.

Company	Diageo PLC
TIDM	DGE
Headline	Acquisition of leading premium cachaca brand
Released	07:00 28-May-2012
Number	1871E07

RNS Number : 1871E

Diageo PLC

28 May 2012

28 MAY 2012

Diageo to acquire YPIOCA, THE leading Premium cachaca BRAND in brazil

Diageo, the world's leading premium drinks business, has reached agreement with Ypioca Agroindustrial Limitada to acquire the leading premium cachaca brand, Ypioca, and certain production assets.

The consideration is BRL 900 million (approximately £300 million) in cash and the transaction is expected to complete in a month. The acquisition is expected to be EPS neutral in year 1 and Economic Profit positive in year 5 using a 12% WACC rate. It expands Diageo's presence in Brazil and enhances access to the growing number of middle class consumers who are driving the growth of premium brands.

The acquired Ypioca brand has net sales of BRL 177 million (approximately £60 million) based on the pro forma adjusted figures as of December 2011.

Cachaca is the largest spirits category in Brazil and Ypioca is the leader in the growing premium cachaca segment. It is the number 2 by value and the number 3 by volume in the overall cachaca category. In addition, Ypioca has an extensive sales and distribution network in the Northeast of Brazil and the second largest retail penetration nationwide.

Paul Walsh, CEO of Diageo commented:

"Brazil is an attractive, fast growing market for Diageo with favourable demographics and increasing disposable incomes. The acquisition of Ypioca gives us the leading premium brand in the largest local spirits category. It will also provide Diageo with an enhanced platform from which to accelerate the long term growth of our premium international spirits brands in Brazil.

"The acquisition meets our return criteria and will be accretive to Diageo's top line growth.

"This investment represents the continuation of our strategy to increase Diageo's presence in the fastest growing economies of the world."

ENDS

Notes to editors:

•     Morgan Stanley acted as financial advisors to Diageo in this transaction.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

About Ypioca:

Ypioca is a leading premium cachaca brand in Brazil, with more than 160 years of heritage. Diageo's acquisition of the Ypioca brand will include a cachaca distillery in Paraipaba/Ceara, a bottling plant in Fortaleza/Ceara and a warehouse in Guarulhos/Sao Paulo. Ypioca has an 8% market share of the total cachaca category, at 6.6million 9L cases.

For further information:

Investor enquiries to:	Catherine James	+44 (0) 7803 854 550
	Agnes Bota	+36 1 580 1022
investor.relations@diageo.com

Media enquiries to:	Kirsty King	+44 (0) 20 8978 6855
	Stephen Doherty	+44 (0) 20 8978 2528
media.comms@diageo.com

Analyst materials:

Additional materials will be made available to download from www.Diageo.com.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions, whether and when any transaction may be eps accretive or economic profit positive and its anticipated impact on margins, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission ("SEC"). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. This announcement includes information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.  Past performance cannot be relied upon as a guide to future performance.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:21 28-May-2012
Number	2629E17

RNS Number : 2629E

Diageo PLC

28 May 2012

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 133,596 ordinary shares at a price of 1515.7202 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 7,766,632 from 1st July 2011 to today's date.

Following the above purchase, the Company holds 247,831,590 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,283,745.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 29-May-2012
Number	3580E17

RNS Number : 3580E

Diageo PLC

29 May 2012

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 453,367 ordinary shares at a price of 1530.3511 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 8,219,999 from 1st July 2011 to today's date.

Following the above purchase, the Company holds 248,284,957 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,505,830,378.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:28 30-May-2012
Number	21424-38D2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,660 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1060.31 pence per share.

Following this release, the Company holds 248,282,297 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,833,038.

John Nicholls

Deputy Company Secretary

30 May 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:08 30-May-2012
Number	4598E17

RNS Number : 4598E

Diageo PLC

30 May 2012

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 546,142 ordinary shares at a price of 1533.0033 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 8,766,141 from 1st July 2011 to today's date.

Following the above purchase, the Company holds 248,828,439 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,505,286,896.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	16:14 31-May-2012
Number	21613-7734

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,115,335 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,828,439 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,286,896 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 May 2012